EXHIBIT 99.1

Burcon Sets Fourth Quarter and Fiscal Year 2015 Conference Call for June 23, 2015 at 5:00 p.m. ET

VANCOUVER, British Columbia, June 15, 2015 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR), a leader in functional, renewable plant-based proteins, will hold a conference call on Tuesday, June 23, 2015 at 5:00 p.m. Eastern time to discuss results for its fiscal fourth quarter and year ended March 31, 2015. Financial results will be issued in a press release prior to the call.

Burcon's president and COO, Johann F. Tergesen, will host the presentation, followed by a question and answer period.

Date:	Tuesday, June 23, 2015
Time:	5:00 p.m. Eastern time (2:00 p.m. Pacific time)
Dial-in (toll/international):	1-719-785-1753
Toll-free dial-in (North America):	1-888-337-8169
Conference ID:	1133393

A replay of the call will be available after 8:00 p.m. Eastern time on the same day through July 23, 2015.

Replay dial-in (toll/international):	1-858-384-5517
Toll-free dial-in (North America):	1-877-870-5176
Replay conference ID:	1133393

About Burcon NutraScience Corporation

Burcon is a leader developing functionally superior plant-based proteins. Burcon has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about Burcon, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this press release are forward-looking statements, including, without limitation, statements with respect to the use of proceeds from the Rights Offering and the timing of Burcon's next annual meeting. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 23, 2014 filed with the U.S. Securities and Exchange commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance. Accordingly, undue reliance should not be put on such forward-looking statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca